Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603




                              September 29, 2021



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9514
                    Raymond James Mid-Cap Select Portfolio
                                 (the "Trust")
                      CIK No. 1860095 File No. 333-259050
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
_______

      1. PLEASE CONFIRM TO THE STAFF THAT FIRST TRUST CREATED THE TRUST IN ORDER FOR RAYMOND JAMES TO SELL EXCLUSIVELY TO THEIR CUSTOMERS.

      Response: The Trust confirms that First Trust is creating the Trust for Raymond James, at Raymond James' request, to exclusively sell to their customers. The Trust refers the Staff to the disclosure under "Distribution of Units," which provides that "Units are available exclusively through Raymond James."

      2. WILL RAYMOND JAMES RECEIVE COMPENSATION FOR THE SALE OF UNITS IN THE TRUST? IF SO, DISCLOSE.

      Response: The Trust refers the Staff to the section entitled "Distribution of Units" for a description of the compensation paid to Raymond James for sales of Units of the Trust.

Schedule of Investments
_______________________

      3. THE STAFF NOTES THAT FOLLOWING THE NOTES TO SCHEDULE OF INVESTMENTS, THERE IS A DISTINCT SECTION DEVOTED TO RAYMOND JAMES & ASSOCIATES, INC.
("RAYMOND JAMES") DETAILING CERTAIN INFORMATION RELATED TO THE INVESTMENT BANKING ACTIVITIES OF RAYMOND JAMES AND ITS ACTIVITIES WITH RESPECT TO THE
TRUST'S PORTFOLIO. PLEASE DISCLOSE WHETHER ANY CONFLICTS OF INTEREST EXIST. ADDITIONALLY, WILL THE SECURITY TRANSACTIONS BE EXECUTED THROUGH RAYMOND JAMES? IF SO, DISCLOSE THIS AND ANY THE CONFLICTS THAT ARISE FROM THESE ACTIVITIES.

      Response: Please note that the purpose of the Unaudited Disclosure of Raymond James is to disclose any potential conflicts of interest. The Trust's prospectus will sufficiently describe conflicts of interest (if any) in the "Notes to Schedule of Investments." Additionally, the Trust will not execute any security transactions through Raymond James.

      4. THE STAFF NOTES THAT THE THIRD PARAGRAPH OF NOTES TO SCHEDULE OF INVESTMENTS CONTAINS THE FOLLOWING DISCLAIMER: "NEITHER RJF, RAYMOND JAMES, NOR THEIR AFFILIATES ARE ACTING AS AN INVESTMENT ADVISER TO THE SPONSOR OR THE TRUST OR ARE MAKING ANY REPRESENTATIONS OR WARRANTIES REGARDING THE ADVISABILITY OF INVESTING IN THE TRUST, THE TRUST'S SUITABILITY FOR ANY PARTICULAR INVESTOR, OR THE ABILITY FOR THE RESEARCH LICENSED TO SPONSOR TO TRACK GENERAL OR INDUSTRY-SPECIFIC STOCK MARKET PERFORMANCE. RAYMOND JAMES IS A REGISTERED BROKER/DEALER AND INVESTMENT ADVISER, AND IN ITS GENERAL SECURITIES BUSINESSES, ACTS AS AGENT OR PRINCIPAL IN CONNECTION WITH BUYING AND SELLING STOCKS AND BONDS, INCLUDING THE SECURITIES." IF THE TRUST WILL BE SOLD EXCLUSIVE TO RAYMOND JAMES, PLEASE EXPLAIN THE BASIS FOR THIS DISCLAIMER.

      Response: The Trust notes that the referenced disclaimer is included to explain that Raymond James is not an adviser to the Sponsor or the Trust and therefore Raymond James does not make any representations regarding investing in the Trust. While Raymond James does select the portfolio and sell Units of the Trust, the Trust is a product of the Sponsor. Therefore, the Trust believes it is appropriate for the disclaimer to be included in the Trust's prospectus for investor comprehension.

Portfolio
_________

      5. THE DISCLOSURE STATES: "THE PORTFOLIO INVESTS IN APPROXIMATELY 30 EQUALLY WEIGHTED COMMON STOCKS OF COMPANIES THAT RAYMOND JAMES BELIEVES WILL BENEFIT FROM MACRO AND MICRO TRENDS OVER THE NEXT 13 MONTHS." PLEASE DESCRIBE THE MACRO AND MICRO TRENDS IDENTIFIED BY RAYMOND JAMES.

      Response: In accordance with the Staff's comment, the above referenced disclosure will be revised as follows:

      "The portfolio invests in approximately 30 equally weighted common stocks of companies that Raymond James believes will benefit from macro and micro trends over the next 13 months. Examples of macro trends include, but are not limited to, rising interest rates, driven by higher inflation and lower purchases by the Federal Reserve. Examples of micro trends include, but are not limited to, industry specific trends, such as demand compared to supply in the housing market and its effect on pricing power."

      6. THE STAFF NOTES THAT IT IS NOT CLEAR FROM THE DISCLOSURE WHAT RAYMOND JAMES' ROLE IS WITH RESPECT TO THE STOCKS SELECTED FOR THE TRUST. PLEASE REVISE THE DISCLOSURE TO CLARIFY BOTH RAYMOND JAMES' AND THE SPONSOR'S RESPECTIVE ROLES.

      Response: In accordance with the Staff's comment, the following disclosure will be added to the Trust's prospectus:

      "The final list of stocks is provided by Raymond James to the Sponsor. The Sponsor then performs a series of quality and liquidity screens to ensure suitability for inclusion in the Trust."

      7. PLEASE EXPLAIN SUPPLEMENTALLY WHY THE REGISTRANT CONSIDERS A COMPANY WITH A MARKET CAPITALIZATION OF UP TO $25 BILLION A MID-CAPITALIZATION COMPANY. ARE THERE INDUSTRY INDICES, CLASSIFICATIONS USED BY RATING ORGANIZATIONS, OR DEFINITIONS USED IN FINANCIAL PUBLICATIONS THAT USE GREATER THAN $15 BILLION? SEE FAQS ABOUT RULE 35D-1 (INVESTMENT COMPANY NAMES), QUESTION 6 (DEC. 4, 2001). WE GENERALLY EXPECT A MID-CAPITALIZATION RANGE TO BE BETWEEN $5 BILLION AND $15 BILLION.

      Response: The Trust notes that Raymond James classifies "mid capitalization companies" as those companies with a market capitalization between $2 billion and $18 billion. This is consistent with the S&P Mid Cap 400(R), which classifies mid-cap between $3 billion and $13 billion, and the Russell 2500(TM), which classifies mid-cap between $1.2 billion and $18 billon.

In accordance with the Staff's comment, the prospectus will be revised as follows:

      "Raymond James considers mid capitalization companies to be those with a market capitalization between $2 billion and $18 billion. Under normal circumstances, the Trust will invest at least 80% of its assets in mid capitalization companies, as defined by Raymond James."

Further, the range noted in the selection process under "Portfolio Selection Process" will be revised to reflect $2 billion and $18 billion.

      8. THE DISCLOSURE UNDER "ADDITIONAL PORTFOLIO CONTENTS" PROVIDES THAT THE TRUST HAS EXPOSURE TO MID CAPITALIZATION COMPANIES. GIVEN THAT THIS IS A MID-CAP TRUST AS NOTED IN EARLIER DISCLOSURE UNDER THE "OBJECTIVE" SECTION, PLEASE CONSIDER DELETING OR REVISING THE REFERENCE TO "MID CAPITALIZATION COMPANIES," AS THIS COULD BE CONFUSING TO INVESTORS. THE STAFF NOTES THIS IS AN ODD LOCATION TO CHARACTERIZE THE TRUST'S EXPOSURE TO MID-CAP INVESTMENTS.

      Response: The above referenced disclosure has been deleted in accordance with the Staff's comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           _________________________________
                                               Daniel J. Fallon